UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF
REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-87974

Ineos Group Holdings plc

(Exact name of registrant as specified in its charter)

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG
United Kingdom

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10.5% Senior Notes due 2010

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐

Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐

Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☑

Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐

Rule 15d-6 ☐

     Approximate number of holders of record as of the certification or notice date: One Hundred and Five (105).

     Pursuant to the requirements of the Securities Exchange Act of 1934, Ineos Group Holdings plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 22, 2005	By:	/s/ John Reece
		Name:	John Reece
		Title:	Finance Director